Exhibit 99.1

CORPORATE RELEASE	26 May 2022

Manchester United PLC Reports

Third Quarter Fiscal 2022 Results

Key Points

•	Erik ten Hag appointed as men’s first team manager and started May 23rd

•	For the 2021/22 Premier League season, the men’s first team finished in 6th place, qualifying for the UEFA Europa League for the 2022/23 season

•	The women’s first team finished the 2021/22 FA Women’s Super League season in 4th place

•	The new Fans’ Advisory Board met for the first time to strengthen fan engagement

•	Master planners have been appointed to explore options for redevelopment of Old Trafford

•	Record memberships sold, and record sales and renewals of season tickets and executive club memberships sold for the 2022/23 season

•	Normal pre-season Tour operations to resume this summer with stops in Thailand, Australia and Norway in July 2022

MANCHESTER, England. – 26 May 2022 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2022 fiscal third quarter ended 31 March 2022.

Management Commentary

Richard Arnold, Chief Executive Officer, commented, “It has clearly been a disappointing season for the men’s first team. Work is well underway to address this, led by our Football Director, John Murtough and our new manager, Erik ten Hag. Resilience and high standards are core values for Manchester United, and we are determined to achieve better results next season and beyond. Faith in youth is another key tenet of the Club and the continued success of our Academy gives us confidence in the future. Looking at the wider football landscape, we have seen significant developments in the reform of FIFA’s Agent Regulations, access criteria for UEFA club competitions post-2024 and UEFA Financial Fair Play rules. Overall, these changes demonstrate a welcome trend towards stronger governance and greater financial sustainability in European football. Off the pitch, our revenues have continued to recover from the pandemic, reflecting the enduring strength of our commercial operations, which in turn support our ability to continue to invest in the Club.”

Football Developments

We have initiated or made progress on a series of measures to strengthen our football operations. These included:

•	Completed the search for the new manager, led by John Murtough, Football Director, leading to the appointment of Erik ten Hag

•	Further re-structured the scouting and recruitment department

•	New Director of Data Science joined in March

•	Men’s Academy Under-18s team won the FA Youth Cup in front of a record 67,000+ fans at Old Trafford while the women’s Under-21s won the FA WSL Academy League title and the WSL Academy Cup

•	Announced a return to normal pre-season Tour operations with visits to Thailand, Australia and Norway in July 2022

Fan Engagement

Strengthening engagement with fans remains a key strategic priority, and included the following initiatives:

•	Held the first meeting of the Fans’ Advisory Board in January, and a second meeting in April with both meetings attended by Executive Co-Chairman, Joel Glazer

•	Reformed policies governing the sale of cup match tickets in consultation with fan representatives to offer fans more flexibility and choice

•	Appointed the first Head of Fan Engagement

Venue and Operations

Along with the normalization of Matchday operations and the return of fans post-Covid, Venue and Operations further achieved:

•	A record level of global memberships sold for the 2021/22 season

•	Master planners were engaged to explore options for the development of Old Trafford

•	Safe standing trials commenced in January and planning is now underway for a potential expansion

•	Season tickets and Executive Club sales for the 2022/23 season completed on 20 May and achieved record sales and quickest sell-out

Partnerships and Alliances

A strong quarter of new or renewed partnership deals post-COVID included:

•	Launch of a new multi-year training kit partner, Tezos

•	Renewed global sponsorship partnerships with Visit Malta and Maui Jim

Digital Products and Services

Content-led digital fan engagement continues to support growth in e-commerce sales at double the rate of the prior year. Other digital initiatives completed, or in progress, included:

•	Launch of an upgraded Club app fully integrated with MUTV content in May

•	Achieved average monthly reach of 500 million users throughout the quarter across all social media platforms combined

Industry Developments and Governance

There have been several significant developments in football governance, including reform of:

•	UEFA Financial Sustainability rules, effective July 2022, which will ultimately include a 70% cap on men’s squad costs

•	FIFA’s Football Agent Regulations

•	UEFA club competition format and access criteria post-2024, which will increase the number of matches in the league phase of the Champions League to eight matches and will provide an additional two places in the expanded Champions League to the country associations with the best collective performance by their clubs in the previous season.

Key Financials (unaudited)

	Three months ended 31 March 2022			Nine months ended 31 March 2022
£ million (except (loss)/earnings per share)	2022	2021	Change	2022	2021	Change
Commercial revenue	65.6	58.1	12.9%	194.4	180.4	7.8%
Broadcasting revenue	51.5	58.6	(12.0)%	181.2	214.9	(15.7)%
Matchday revenue	35.7	1.6	2,132.8%	89.1	4.8	1,756.8%
Total revenue	152.8	118.3	29.2%	464.7	400.1	16.2%
Adjusted EBITDA(1)	20.4	14.4	42.0%	89.6	105.5	(15.1)%
Operating (loss)/profit	(21.8)	(21.6)	0.9%	(26.6)	(0.2)	(13,157.0)%

(Loss)/profit for the period (i.e. net (loss)/income)	(27.7)	(18.1)	(53.0)%	(44.7)	15.4	(390.3)%
Basic (loss)/earnings per share (pence)	(17.01)	(11.12)	(53.0)%	(27.4)	9.48	(389.0)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(22.4)	(21.7)	(3.2)%	(27.5)	(11.0)	(150.0)%
Adjusted basic loss per share (pence)(1)	(13.75)	(13.30)	(3.4)%	(16.89)	(6.73)	(151.0)%

Non-current and current borrowings	591.5	528.2	12.0%	591.5	528.2	12.0%
Cash and cash equivalents	95.8	84.7	13.1%	95.8	84.7	13.1%
Net debt(1)/(2)	495.7	443.5	11.8%	495.7	443.5	11.8%

(1) Adjusted EBITDA, adjusted profit/(loss) for the period, adjusted basic earnings/(loss) per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as of 31 March 2022 reflect the impact of a £100 million drawdown on our revolving facilities.

COVID-19 Impact

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, we continue to play matches at Old Trafford stadium in front of a full capacity crowd.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2021/22 season	6	12	11	9	38
2020/21 season	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
	8	13	14	9	44
2019/20 season	7	13	9	3	32

Revenue Analysis

Commercial

Commercial revenue for the quarter was £65.6 million, an increase of £7.5 million, or 12.9%, over the prior year quarter.

•	Sponsorship revenue was £39.2 million, an increase of £3.4 million, or 9.4%, over the prior year quarter, due to new sponsorship agreements. The prior year quarter was affected by COVID-19 related variations.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £26.4 million, an increase of £4.1 million, or 18.4%, over the prior year quarter, primarily due to the closure of the Old Trafford based Megastore in the prior year quarter and the return of fans in the current year quarter.

Broadcasting

Broadcasting revenue for the quarter was £51.5 million, a decrease of £7.1 million, or 12.0%, over the prior year quarter, primarily due to playing eight fewer home and away games across all competitions.

Matchday

Matchday revenue for the quarter was £35.7 million, an increase of £34.1 million, or 2,132.8%, over the prior year quarter, due to all nine home games being played in front of a full capacity crowd. All twelve home games in the prior year quarter were played behind closed doors.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £175.3 million, an increase of £36.8 million, or 26.6%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £101.8 million, an increase of £16.6 million, or 19.5%, over the prior year quarter due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £30.6 million, an increase of £11.9 million, or 63.6%, over the prior year quarter. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year quarter, all home games were played behind closed doors.

Depreciation and amortization

Depreciation for the quarter was £3.5 million, a decrease of £0.3 million or 7.3% over the prior year quarter. Amortization for the quarter was £39.4 million, an increase of £8.6 million, or 28.1%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations on 31 March 2022 was £349.6 million.

(Profit)/loss on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £0.7 million, compared to a loss of £1.4 million for the prior year quarter.

Net finance (costs)/income

Net finance costs for the quarter were £14.1 million, compared to £1.4 million in the prior year quarter. The movement was driven by an unfavorable swing in foreign exchange rates in the current quarter compared to a smaller favorable swing in the prior year quarter.

Income tax

The income tax credit for the quarter was £8.2 million, compared to a credit of £4.9 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £8.4 million in the quarter to 31 March 2022, compared to an increase of £4.1 million in the prior year quarter.

Net cash inflow from operating activities for the quarter was £23.2 million, a decrease of £3.8 million compared to a net cash inflow in the prior year quarter of £27.0 million.

Net capital expenditure on property, plant and equipment for the quarter was £0.7 million, a decrease of £1.1 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £3.2 million, a decrease of £4.7 million over the prior year quarter.

Net cash outflow from financing activities for the quarter was £11.3 million, compared to £11.1 million in the prior year quarter.

Net debt

Net Debt as of 31 March 2022 was £495.7 million, compared with £443.5 million as of 31 March 2021.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 24 June 2022, to shareholders of record on 6 June 2022. The stock will begin to trade ex-dividend on 3 June 2022.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/loss on disposal of intangible assets, net finance costs/income, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily loss/profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of (loss)/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2021: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2021: 21%) applicable during the financial year. A reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3.   Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

4.    Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2022	2021	2022	2021
Revenue
Commercial % of total revenue	42.9%	49.1%	41.8%	45.1%
Broadcasting % of total revenue	33.7%	49.5%	39.0%	53.7%
Matchday % of total revenue	23.4%	1.4%	19.2%	1.2%

	2021/22 Season	2020/21 Season	2021/22 Season	2020/21 Season	Carryover 2019/20 Season
Home Matches Played
PL	6	6	15	14	3
UEFA competitions	1	2	4	5	1
Domestic Cups	2	4	3	4	-
Away Matches Played
PL	5	8	14	15	3
UEFA competitions	1	2	4	5	2
Domestic Cups	-	1	-	4	1

Other
Employees at period end	1,214	976	1,214	976
Employee benefit expenses % of revenue	66.8%	72.0%	62.0%	59.7%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2022	2021	2022	2021
Revenue from contracts with customers	152,848	118,286	464,749	400,108
Operating expenses	(175,370)	(138,444)	(509,190)	(400,576)
Profit/(loss) on disposal of intangible assets	721	(1,424)	17,879	259
Operating loss	(21,801)	(21,582)	(26,562)	(209)
Finance costs	(17,676)	(6,388)	(40,267)	(29,887)
Finance income	3,568	4,948	9,033	48,170
Net finance (costs)/income	(14,108)	(1,440)	(31,234)	18,283
(Loss)/profit before income tax	(35,909)	(23,022)	(57,796)	18,074
Income tax credit/(expense)	8,182	4,911	13,128	(2,627)
(Loss)/profit for the period	(27,727)	(18,111)	(44,668)	15,447

Basic earnings per share:
Basic (loss)/earnings per share (pence)	(17.01)	(11.12)	(27.40)	9.48
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	163,003	162,939	163,000	162,939
Diluted earnings per share:
Diluted (loss)/earnings per share (pence) (1)	(17.01)	(11.12)	(27.40)	9.45
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (1)	163,003	162,939	163,000	163,400

(1) For the three and nine months ended 31 March 2022 and the three months ended 31 March 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2022	30 June 2021	31 March 2021
ASSETS
Non-current assets
Property, plant and equipment	243,752	247,059	248,985
Right-of-use assets	4,510	4,383	4,719
Investment properties	20,343	20,553	20,623
Intangible assets	776,525	754,467	776,587
Deferred tax asset	-	-	61,928
Trade receivables	35,423	20,404	26,397
Derivative financial instruments	6,977	499	651
	1,087,530	1,047,365	1,139,890
Current assets
Inventories	2,692	2,080	2,363
Prepayments	19,388	7,407	12,586
Contract assets – accrued revenue	45,524	40,544	50,279
Trade receivables	56,763	50,370	32,127
Other receivables	1,032	460	1,483
Income tax receivable	834	1,108	1,223
Derivative financial instruments	2,362	318	845
Cash and cash equivalents	95,791	110,658	84,715
	224,386	212,945	185,621
Total assets	1,311,916	1,260,310	1,325,511

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 March 2022	30 June 2021	31 March 2021
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	804	(10,436)	(11,212)
Retained earnings	(85,917)	(13,652)	94,170
	211,487	272,512	379,558
Non-current liabilities
Deferred tax liabilities	22,882	35,546	25,270
Contract liabilities - deferred revenue	19,057	22,942	11,279
Trade and other payables	97,043	67,517	67,075
Borrowings	489,240	465,049	466,030
Lease liabilities	2,909	3,083	3,201
Derivative financial instruments	456	5,472	6,347
Provisions	4,805	4,157	-
	636,392	603,766	579,202
Current liabilities
Contract liabilities - deferred revenue	140,047	117,984	108,766
Trade and other payables	216,190	192,661	180,374
Income tax liabilities	2,189	6,036	13,709
Borrowings	102,295	65,187	62,179
Lease liabilities	1,636	1,257	1,444
Derivative financial instruments	673	262	279
Provisions	1,007	645	-
	464,037	384,032	366,751
Total equity and liabilities	1,311,916	1,260,310	1,325,511

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	31,708	35,654	77,828	110,164
Interest paid	(8,284)	(8,678)	(18,237)	(18,862)
Interest received	2	1	5	2
Tax received/(paid)	(246)	28	(4,347)	(3,028)
Net cash inflow/(outflow) from operating activities	23,180	27,005	55,249	88,276
Cash flows from investing activities
Payments for property, plant and equipment	(721)	(1,782)	(6,223)	(4,940)
Payments for intangible assets	(10,419)	(17,785)	(101,334)	(126,560)
Proceeds from sale of intangible assets	7,226	9,898	20,241	32,080
Payments for derivative financial assets	-	-	-	(939)
Net cash outflow from investing activities	(3,914)	(9,669)	(87,316)	(100,359)
Cash flows from financing activities
Proceeds from borrowings	-	-	40,000	60,000
Principal elements of lease payments	(436)	(411)	(1,284)	(1,231)
Dividends paid	(10,892)	(10,718)	(21,561)	(10,718)
Net cash (outflow)/inflow from financing activities	(11,328)	(11,129)	17,155	48,051
Net increase/(decrease) in cash and cash equivalents	7,938	6,207	(14,912)	35,968
Cash and cash equivalents at beginning of period	87,434	80,620	110,658	51,539
Effects of exchange rate movements on cash and cash equivalents	419	(2,112)	45	(2,792)
Cash and cash equivalents at end of period	95,791	84,715	95,791	84,715

SUPPLEMENTAL NOTES

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
(Loss)/profit for the period	(27,727)	(18,111)	(44,668)	15,447
Adjustments:
Income tax (credit)/expense	(8,182)	(4,911)	(13,128)	2,627
Net finance costs/(income)	14,108	1,440	31,234	(18,283)
(Profit)/loss on disposal of intangible assets	(721)	1,424	(17,879)	(259)
Exceptional items	-	-	9,992	-
Amortization	39,444	30,728	113,231	94,730
Depreciation	3,521	3,795	10,791	11,244
Adjusted EBITDA	20,443	14,365	89,573	105,506

3	Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
(Loss)/profit for the period	(27,727)	(18,111)	(44,668)	15,447

Exceptional items	-	-	9,992
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	11,102	(4,120)	21,662	(46,955)
Foreign exchange (gains)/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	-	(206)	-	14,631
Fair value movement on embedded foreign exchange derivatives	(3,566)	(85)	(8,702)	361
Income tax (credit)/expense	(8,182)	(4,911)	(13,128)	2,627
Adjusted (loss)/profit before income tax	(28,373)	(27,433)	(34,844)	(13,889)

Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2021: 21%))	5,958	5,761	7,317	2,917
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(22,415)	(21,672)	(27,527)	(10,972)

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(13.75)	(13.30)	(16.89)	(6.73)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic (loss)/earnings per share (thousands)	163,003	162,939	163,000	162,939
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence) (1)	(13.75)	(13.30)	(16.89)	(6.73)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted (loss)/earnings per share (thousands) (1)	163,003	162,939	163,000	162,939

(1) For the three and nine months ended 31 March 2022 and the three and nine months ended 31 March 2021, potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
(Loss)/profit for the period	(27,727)	(18,111)	(44,668)	15,447
Income tax (credit)/expense	(8,182)	(4,911)	(13,128)	2,627
(Loss)/profit before income tax	(35,909)	(23,022)	(57,796)	18,074
Adjustments for:
Depreciation	3,521	3,795	10,791	11,244
Amortization	39,444	30,728	113,231	94,730
(Profit)/loss on disposal of intangible assets	(721)	1,424	(17,879)	(259)
Net finance costs/(income)	14,108	1,440	31,234	(18,283)
Non-cash employee benefit expense – equity-settled share-based payments	521	491	1,489	2,244
Foreign exchange (gains)/losses on operating activities	(4)	(405)	(306)	769
Reclassified from hedging reserve	(221)	588	(191)	176
Changes in working capital:
Inventories	184	429	(612)	(177)
Prepayments	8,909	4,600	(4,842)	(5,308)
Contract assets – accrued revenue	16,707	15,516	(12,577)	(4,313)
Trade receivables	(3,099)	26,560	(8,640)	89,816
Other receivables	78	(1,112)	(572)	(1,244)
Contract liabilities – deferred revenue	(21,437)	(31,174)	18,178	(70,288)
Trade and other payables	9,174	5,796	5,310	(7,017)
Provisions	453	-	1,010	-
Cash generated from operations	31,708	35,654	77,828	110,164